Exhibit 99.2

George Feldenkreis

4810 N.W. 74 Avenue

Miami, Florida 33166

[_______], 2018

[NAME]

Re: Perry Ellis International, Inc.

Dear [NAME]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Perry Ellis International, Inc. (the “Company”) in connection with the proxy solicitation that George Feldenkreis is considering undertaking to nominate and elect directors at the Company’s next annual meeting of shareholders, including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders. This letter (“Agreement”) will set forth the terms of our agreement.

Mr. Feldenkreis agrees, to the fullest extent permitted by applicable law, to indemnify and hold you harmless against any and all claims arising from the Solicitation, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, violations of law, criminal actions or material breach of the terms of this agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Mr. Feldenkreis prompt written notice of such claim or Loss (accompanied by such reasonable supporting documentation as may be in your possession); provided, that failure to promptly notify Mr. Feldenkreis shall not relieve him from any liability which he may have on account of this Agreement, except to the extent he shall have been prejudiced by such failure). Upon receipt of such written notice, Mr. Feldenkreis will be entitled to participate therein, including, without limitation, with respect to the negotiation and approval of any settlement of such claim. To the extent that Mr. Feldenkreis may wish to assume the defense of any claim, Mr. Feldenkreis shall provide you with written notice of his election to so assume the defense of such claim. Such notice shall include Mr. Feldenkreis’ written acknowledgment that such claim is subject to indemnification under the terms of this Agreement. If Mr. Feldenkreis assumes such defense, (i) you shall have the right to participate in the defense thereof and to employ counsel, reasonably acceptable to Mr. Feldenkreis, at Mr. Feldenkreis’ expense, separate from the counsel employed by Mr. Feldenkreis, and (ii) Mr. Feldenkreis shall keep you advised of the status of such claim and the defense thereof on a reasonably current basis. Subject to the immediately preceding sentence, from and after such election by Mr. Feldenkreis to assume defense of a claim, Mr. Feldenkreis will not be liable to you under this Agreement for any expenses subsequently incurred by you in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If in any action for which indemnity may be sought hereunder Mr. Feldenkreis shall not have assumed the defense thereof with counsel reasonably satisfactory to you, or you shall have been advised by counsel that it would be reasonably likely to constitute a conflict of interest for the same counsel to represent both you and Mr. Feldenkreis in such action, or if you have been advised by counsel that you have separate or additional defenses than those available to Mr. Feldenkreis with regard to such action, you shall have the right to employ your own counsel reasonably satisfactory to Mr. Feldenkreis in such action, in which event Mr. Feldenkreis shall pay such counsel directly for all reasonable legal fees and expenses incurred by you in connection with the defense thereof. Mr. Feldenkreis shall in no event be liable for any settlement of any action effected without his prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein; provided, however, that all amounts advanced in respect of such Losses shall be repaid to Mr. Feldenkreis by you to the extent it shall ultimately be determined in a final judgment that you are not entitled to be indemnified for such Losses, and you shall provide a written undertaking to repay such amounts if and to the extent you are ultimately found not to be entitled to be indemnified for such Losses. Mr. Feldenkreis may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Mr. Feldenkreis shall not be liable under this letter agreement to make any payment in connection with a claim made against you to the extent you have otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder; provided, that if you for any reason are required to disgorge any payment actually received by you, Mr. Feldenkreis shall, to the extent such claim is subject to indemnification hereunder, be obligated to pay such amount to you in accordance with the other terms of this letter agreement.

You hereby agree to keep confidential and not disclose to any party, without the consent of Mr. Feldenkreis, any confidential, proprietary or non-public information (collectively, “Information”) of Mr. Feldenkreis or his affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Mr. Feldenkreis or his affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Mr. Feldenkreis so that Mr. Feldenkreis or his affiliates may seek a protective order or other appropriate remedy or, in Mr. Feldenkreis’ sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or Mr. Feldenkreis does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Mr. Feldenkreis and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Mr. Feldenkreis and, upon the request of a representative of Mr. Feldenkreis, all such information shall be returned or, at Mr. Feldenkreis’ option, destroyed by you, with such destruction confirmed by you to Mr. Feldenkreis in writing.

Each party to this letter agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this letter agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

GEORGE FELDENKREIS

ACCEPTED AND AGREED:

________________________

[NAME]